

02003793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rec'd 3/1/02 CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44444

3/6/02 FI

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RENAISSANCE CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
#2 GREENWICH PLAZA
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM K. SMITH (203) 622-2978
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
A.L. WELLEN & CO. CPA'S LLP
(Name — *if individual, state last, first, middle name*)

70 SIP AVENUE	JERSEY CITY,	NJ	07306
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM K. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENAISSANCE CAPITAL INVESTIMENTS, INC., as of DECEMBER 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and Sworn to before me, a Notary Public, in and for County of [illegible] and State of Connecticut, this 1st day of February 2002

Notary Public

Notary Public

Signature

PRESIDENT

Title

DIANA M. MANULI
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENAISSANCE CAPITAL INVESTMENTS,INC.
#2 GREENWICH PLAZA
GREENWICH, CT. 06830
AS AT DECEMBER 31, 2001

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

C O N T E N T S

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
70 SIP AVENUE
JERSEY CITY, N.J. 07306

(201) 653-2181
FAX (201) 653-7266

Independent Auditor's Report

Renaissance Capital Investments, Inc.
2 Greenwich Plaza
Greenwich, CT. 06830

We have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2001, and the related statements of income, cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchanges Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A. L. Wellen & Co. LLP
A L Wellen & Co LLP

Jersey City, New Jersey
January 24, 2002

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash & cash Equivalents		$ 281,115
TOTAL ASSETS		$ 281,115

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Due to Parent		$ 15,218
Accounts Payable		150
TOTAL LIABILITIES		$ 15,368
STOCKHOLDERS' EQUITY		
Capital stock - Common $.01 par value		
1000 shares authorized 136 shares issued	$ 1	
Capital surplus	65,384	
Retained earnings	200,362	
TOTAL STOCKHOLDERS' EQUITY		265,747
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 281,115

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.

INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

INCOME		
Commissions and Fees		$ 109,402
Dividends and interest income		12,073
TOTAL INCOME		$ 121,475
EXPENSES		
Administation fee expense - Parent	$ 120,366	
SIPC expense	150	
Bank service charges	81	
Insurance	878	
TOTAL EXPENSES		121,475
NET PROFIT FOR THE PERIOD		$ -0-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS,INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Profit		$ -0-
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in due to Parent	$ (150)	
TOTAL ADJUSTMENTS		(150)
Net cash provided by operating activities		$ (150)
Net decrease cash & cash equivalents		
Cash and cash equivalents January 1, 2001		281,265
Cash and cash equivalents December 31, 2001		$ 281,115

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

COMMON STOCK	
Total January 1, 2001	$ 1
Change for the period - January 1, 2001 to December 31, 2001	NONE
TOTAL COMMON STOCK - December 31, 2001	$ 1
CAPITAL SURPLUS	
Total January 1, 2001	$ 65,384
Change for the period - January 1, 2001 to December 31, 2001	NONE
TOTAL CAPITAL SURPLUS December 31, 2001	$ 65,384
RETAINED EARNINGS	
Total January 1, 2001	$ 200,362
Net Profit for the period January 1, 2001 to December 31, 2001	-0-
TOTAL RETAINED EARNINGS December 31, 2001	$ 200,362

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

Total January 1, 2001	NONE
Changes for the period - January 1, 2001 to December 31, 2001	NONE
TOTAL SUBORDINATED LIABILITIES - December 31, 2001	NONE

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2001

GENERAL INFORMATION

Renaissance Capital Investments, Inc. is a corporation organized under the laws of the State of Delaware on September 13, 1992. It's principal form of revenue is from securities research.

The firm is a registered Broker/Dealer in securities under the Securities & Exchange Act of 1934 and are members of The National Association of Securities Dealers and the Securities Investor Protection Corporation.

At December 31, 2001 the firms' aggregate indebtedness and net capital were \$ 15,368 and \$ 260,125 respectively a ratio of .05908 to one. The minimum net capital was \$100,000. A copy of the firm's financial statements as at December 31, 2001 is available for inspection at the firm's office or at the regional office of the Securities and Exchange Commission.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable an prudent; however, actual results could differ from those estimates.

Effective January 1, 1997 Renaissance Capital Corporation the "Parent" of Renaissance Capital investments Inc. assumed the following expenses: rent, telephone, office supplies and personnel costs with no expectation of reimbursement from Renaissance Capital investments, Inc.

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 2 - INCOME TAXES

All corporate tax returns are filed on a calendar year basis.

The company has adopted the liability method of accounting for the tax assets and liabilities.

NOTE 3 - RULE 15C 3-3

The company holds no customer funds and is exempt from the requirements of Rule 15c 3-3.

NOTE 4 - INTERNAL CONTROL

No material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures for complying with rule 17a-5 of the Securities and Exchange Commission were found to exist.

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE I

RENAISSANCE CAPITAL INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C 3-1 AS AT DECEMBER 31, 2001

Stockholders' Equity - per Statement of Financial Condition		$265,747
CAPITAL REDUCTIONS		
Securities reduction - haircuts	$ 5,622	
TOTAL CAPITAL REDUCTIONS		5,622
NET CAPITAL		$260,125
MINIMUM NET CAPITAL REQUIRED		100,000
EXCESS NET CAPITAL		$160,125
ITEMS OF AGGREGATE INDEBTEDNESS		
Due to Parent	$ 15,218	
Accounts Payable	150	
TOTAL ITEMS OF AGGREGATE INDEBTEDNESS		$ 15,368
Percentage of aggregate indebtedness to net capital		5.908%

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II

RENAISSANCE CAPITAL INVESTMENTS, INC.
RECONCILIATION OF FOCUS REPORT WITH THE
FINANCIAL STATEMENTS
DECEMBER 31, 2001

Net capital - per computation of net capital December 31, 2001 on the audited report	$ 260,125
Additions:	
Miscellaneous rounding	1
NET CAPITAL PER FOCUS REPORT DECEMBER 31, 2001	$ 260,126

There were no material differences in net capital between the audited report and the focus report dated December 31, 2001

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.LLP
CERTIFIED PUBLIC ACCOUNTANTS

We, officers of Renaissance Capital Investments,Inc. #2 Greenwich Plaza., Greenwich, Ct. 06830, hereby attest that the Financial Statements and Operational Reports as at December 31, 2001, submitted by A. L. Wellen & Co., Certified Public Accountants LLP, 70 Sip Avenue, Jersey City, NJ 07306, have been or will be made available to all members of our organization.



WILLIAM K. SMITH, PRESIDENT



KATHLEEN S. SMITH, SECRETARY

ATTESTED BY:



A. L. WELLEN & CO., CPA's LLP

STATE OF CONNECTICUT)
TOWN OF GREENWICH) SS:
COUNTY OF FAIRFIELD)

William K. Smith, being sworn according to law, deposes and says:

I am the President of Renaissance Capital Investments, Inc. #2 Greenwich Plaza., Greenwich, CT. 06830.

The report submitted by our accountants, A. L. Wellen & Co.LLP, Certified Public Accountants, as at December 31, 2001, showing a Statement of Financial Condition, Statement of Income and Expenses, Statement of Cash Flows, Statement of Changes in Stockholders' Equity, Statement of Liabilities Subordinated to Claims of General Creditors, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

I also affirm that I, or any other Officer or Director, do not have any proprietary interest in any accounts classified as that of a customer.



WILLIAM K. SMITH

Subscribed and sworn to before me
this 1st day of February 2002.

DIANA M. MANULI
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2003

DIANA M. MANULI
NOTARY PUBLIC
MY COMMISSION [illegible]

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
70 SIP AVENUE
JERSEY CITY, N.J. 07306

(201) 653-2181
FAX (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

Renaissance Capital Investments, Inc.
#2 Greenwich Plaza
Greenwich, CT. 06830

In planning and performing our audit of the financial statements of Renaissance Capital Investments, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Renaissance Capital Investments, Inc. that we considered relevant to the objectives stated in rule 17a5(g) (I) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature timing and extent of the procedures to be performed in our audit of the financial statements of Renaissance Capital Corporation for the year ended December 31, 2001 and this report does not effect our report thereon dated January 24, 2002.

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitations of our audit, you did not wish to engage us to perform any such additional procedures at this time.

Renaissance Capital Investments, Inc.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A L Wellen & Co LLP

A. L. Wellen & Co. LLP
Jersey City, New Jersey

January 24, 2002

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS